15045600

:D STATES
:CHANGE COMMISSION
on, D.C. 20549

SEC
Mail Processing
Section
FEB 25 2015
Washington DC
404

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PUBLIC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67146

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: HSH N FINANCIAL SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 PARK AVENUE
(No. and Street)

New York	New York	10169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Seth Gerber — 212-407-6132
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name — if individual, state last, first, middle name)

100 Park Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Seth Gerber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HSH N FINANCIAL SECURITIES LLC as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Seth Gerber

Signature

Chief Financial Officer

Title

Paulette Suzanne Fox
Notary Public, State of New York
No. 02FO6259804
Qualified in New York County
Commission Expires April 16, 2016

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HSH N Financial Securities LLC

Statement of Financial Condition
December 31, 2014

FILED PURSUANT TO RULE 17a-5(e)(3) AS A PUBLIC DOCUMENT

HSH N Financial Securities LLC

Contents

BDO

Tel: 212-885-8000
Fax: 212 697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Report of Independent Registered Public Accounting Firm

The Member
HSH N Financial Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of HSH N Financial Securities LLC as of December 31, 2014. This financial statement is the responsibility of HSH N Financial Securities LLC's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. HSH N Financial Securities LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of HSH N Financial Securities LLC's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of HSH N Financial Securities LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

New York, New York
February 23, 2015

HSH N Financial Securities LLC

Statement of Financial Condition

December 31, 2014	
Assets	
Cash and cash equivalents	**$3,208,202**
Prepaid expenses	**7,827**
Interest receivable	**2,070**
Total Assets	**$3,218,099**
Liabilities and Member's Equity	
Liabilities:	
Due to affiliate	**$ 39,801**
Accounts payable	**58,450**
Member's Equity	**3,119,848**
Total Liabilities and Member's Equity	**$3,218,099**

See accompanying notes to statement of financial condition.

1. Business

HSH N Financial Securities LLC ("Company") is a Delaware limited liability company, whose sole member is HSH Nordbank AG, Cayman Islands Branch ("Member"). The Company provides investment banking services to its customers. The Company is relying on its Member for continued financial support.

The Company is registered as a broker-dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the Rule.

2. Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid investments, with maturities of ninety days or less when purchased, as cash equivalents. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Customer Transactions

The Company engages in investment banking activities with its customers. In the event a customer does not fulfill its obligation, the Company may be exposed to credit risk.

The Company monitors its exposure to credit risk.

Fair Value of Financial Instruments

The fair values of the Company's assets and liabilities, which qualify as financial instruments under U.S. GAAP, approximate the carrying amounts presented on the statement of financial condition because of the short maturity of those instruments.

Fair Value Measurement

The Company values all investments at fair value. U.S. GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are inputs that market participants would use in pricing the investment based on available market data. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the investment based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 - Valuations based on quoted prices in active markets for identical investments.

Level 2 - Valuations based on (i) quoted prices in markets that are not active; (ii) quoted prices for similar investments in active markets; and (iii) inputs other than quoted prices that are observable or inputs derived from or corroborated by market data.

Level 3 - Valuations based on inputs that are unobservable, supported by little or no market activity, and that are significant to the overall fair value measurement.

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, such as, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

The following type of financial instrument was held by the Company as of December 31, 2014:

Time Deposit

The time deposit was bought at its face amount. The amortized cost of the time deposit that matures within ninety days usually approximates fair value. The time deposit is categorized in Level 2 of the fair value hierarchy.

Use of Estimates

The preparation of a statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could significantly differ from those estimates.

Income Taxes

The Company applies the provisions of ASC 740, "Income Taxes," which clarifies the accounting for and reporting of income tax uncertainties, and requires additional disclosures related to uncertain income tax positions. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 requires that the Company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.

The Company is a single member limited liability company which is treated as a disregarded entity for U.S. tax purposes. As such, the Company does not file its own tax returns but includes net income/loss in the tax returns of its Member.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk consist of temporary cash investments. The Company places its temporary cash investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution. The Company has never experienced any losses related to these balances. Cash held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company also maintains a time deposit with the Member, a foreign financial institution. This time deposit, which is not Federally insured, was $2,365,823 at December 31, 2014.

3. Clearing Agreement

The Company is self-clearing and has a clearing arrangement with a bank to clear any trades and custody assets. The bank has custody of the Company's cash balance.

The cash position serves as collateral for any amounts due to the bank. The cash position also serves as collateral for potential defaults of the Company's customers which are carried on the books and records of the Company.

The Company is subject to credit risk to the extent that the bank may be unable to fulfill its obligations to repay amounts owed to the Company.

4. Related Party Transactions

Pursuant to a management service agreement, as amended (the "Agreement"), with the parent of the Member, the Company will receive various services from an affiliate of the Member's parent (the "Affiliate"). The Agreement is for a period of twelve months and is extended for successive one-year periods unless cancelled by either party, upon 30 days' written notice. These services consist of salary and occupancy expenses incurred by the Company. Included in these costs is a management fee, as defined in the Agreement, which the Company pays the Affiliate. In connection with this Agreement, the Company had an unpaid balance of $24,548 at December 31, 2014. In addition, $15,253 was unpaid at year end to the Affiliate for professional and other fees paid by the Affiliate on behalf of the Company which were not covered by the Agreement.

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2014, the Company had net capital of $744,128 and a minimum net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2014 was .1320 to 1.

6. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

7. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statement through the date the financial statement was issued. Management has determined that there are no material events that would require disclosure in the Company's financial statement other than that listed below. On February 11, 2015, the Member decided to sell its equity interest in the Company for a purchase price greater than or equal to its book value. Any sale is subject to approval by FINRA, the Securities & Exchange Commission and other regulatory agencies. Management expects that a sale will be completed before December 31, 2015.